UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Reed’s, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

758338107
(CUSIP Number)

THE COMMITTEE TO RESCUE REED’S
30 Central Drive
Easton, Pennsylvania 18045
 (916) 869-2402

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 11, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 758338107

1	NAME OF REPORTING PERSON Joseph Grace
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 505,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 505,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 505,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 758338107

1	NAME OF REPORTING PERSON Edwin R. Lozano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 161,054
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 161,054
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,054
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 758338107

1	NAME OF REPORTING PERSON James G. McRitchie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,779
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 22,779
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,779
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 758338107

1	NAME OF REPORTING PERSON Gary W. Spiro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 97,951
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 97,951
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,951
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 758338107

1	NAME OF REPORTING PERSON Mathew D. Tekulsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 107,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 107,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 758338107

1	NAME OF REPORTING PERSON Jeffrey T. Glidden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 758338107

1	NAME OF REPORTING PERSON Jeffrey V. Hembrock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 758338107

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the “Shares”), of Reed’s, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 13000 South Spring Street, Los Angeles, California 90061.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Joseph Grace, as a member of the Committee to Rescue Reed’s (the “Committee”);

(ii)	Edwin R. Lozano, as a member of the Committee and nominee for the Board of Directors of the Issuer (the “Board”);

(iii)	James G. McRitchie, as a member of the Committee and nominee for the Board;

(iv)	Gary W. Spiro, as a member of the Committee;

(v)	Mathew D. Tekulsky, as a member of the Committee and nominee for the Board;

(vi)	Jeffrey T. Glidden, as a nominee for the Board; and

(vii)	Jeffrey V. Hembrock, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

 (b)           The principal business address of Mr. Grace is 1425 Broadway #20-6568, Seattle, Washington 98122.  The principal business address of each of Messrs. Lozano and Spiro is 30 Central Drive, Easton, Pennsylvania 18045.  The principal business address of Mr. McRitchie is 9295 Yorkship Court, Elk Grove, California 95758.  The principal business address of Mr. Tekulsky is 13570 Bayliss Road, Los Angeles, California 90049.  The principal business address of Mr. Glidden is c/o Burr Signs, 40A Mansion Libby Road, Scarborough, Maine 04074.  The principal business address of Mr. Hembrock is c/o Miller Brewing Company, 3939 West Highland Boulevard, Milwaukee, Wisconsin 53208.

(c)           Each of Messrs. Grace, Lozano, Spiro and Tekulsky is a private investor.  Mr. McRitchie is retired from the State of California and serves as Publisher of Corporate Governance (CorpGov.net).  The principal occupation of Mr. Glidden is serving as President of Glidden Signs, Inc. (d/b/a Burr Signs).  The principal occupation of Mr. Hembrock is serving as President of Miller Brewing Company and President of Market Development in the Americas for SABMiller plc.

CUSIP NO. 758338107

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the Reporting Persons is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Messrs. Grace, Lozano, McRitchie, Spiro and Tekulsky were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 500,000 Shares directly owned by Mr. Grace that were purchased in a private placement is approximately $1,000,000.  The aggregate purchase price of the 5,000 Shares directly owned by Mr. Grace that were purchased in the open market is $18,450, including brokerage commissions.  The aggregate purchase price of the 161,054 Shares directly owned by Mr. Lozano is approximately $508,778, including brokerage commissions.  The aggregate purchase price of the 22,779 Shares directly owned by Mr. McRitchie is approximately $64,869, including brokerage commissions.  The aggregate purchase price of the 97,951 Shares directly owned by Mr. Spiro is approximately $285,261, including brokerage commissions.  The aggregate purchase price of the 107,500 Shares directly owned by Mr. Tekulsky is approximately $291,545, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On August 23, 2016, the Committee delivered a letter (the “Nomination Letter”) to the Issuer nominating Mr. Glidden, Mr. Hembrock, Mr. Lozano, Mr. McRitchie and Mr. Tekulsky (collectively, the “Nominees”), for election to the Board at the Issuer’s 2016 annual meeting of stockholders (the “Annual Meeting”).  The Committee’s nominees are as follows:

Jeffrey T. Glidden – 25 years of experience in quality control, global operations and supply chain optimization at large publicly-traded companies including PepsiCo, Inc. (NYSE:PEP), Pinnacle Foods Inc. (NYSE:PF) and Exxon Mobil Corporation (NYSE:XOM).

Jeffrey V. Hembrock – President of Miller Brewing Company and President of Market Development in the Americas for SABMiller plc (LON:SAB) with over 38 years of experience in the brewing industry.

CUSIP NO. 758338107

Edwin R. Lozano – over 25 years of executive experience in sales, marketing and general management with expertise in the consumer foods and beverages industry at companies including PepsiCo, Inc. (NYSE:PEP), Miller Brewing Company and Pittsburgh Brewing Company.

James G. McRitchie – highly regarded expert in corporate governance with a long-standing dedication to shareholder advocacy.

Mathew D. Tekulsky – long-term investor in Reed's with substantial financial expertise with an emphasis in the consumer foods and beverages industry.

On October 11, 2016, the Committee issued a statement concerning the breakdown in its recent good-faith efforts to work with the Issuer’s Chairman of the Board and CEO, Chris Reed, to reach a mutually agreeable director slate and avoid a proxy contest at the 2016 Annual Meeting.  In its statement, the Committee noted that it remains hopeful that an expanded, mutually agreeable slate of nominees will ultimately be agreed upon by the parties, but that as of October 6, 2016, the independently mediated process the Committee and Mr. Reed had previously agreed to was obstructed by Mr. Reed’s failure to provide the names and contact information of the Board’s recommended nominees.

Following the breakdown in the discussions with Mr. Reed and his failure to act in good faith in furtherance of achieving a unified Board slate, coupled with his unfounded claims in the media regarding the credentials of the Committee's members and Nominees, Joseph Grace, a former Board member of the Issuer, resolved to join the Committee and to assist in the Committee’s efforts to reconstitute the Board and institute best-in-class governance practices at the Issuer. Consequently, the Committee continues preparations for a proxy contest to elect its slate of five (5) highly qualified independent director candidates at the upcoming 2016 Annual Meeting.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, the status of the Reporting Persons' dialogue with management and the Board, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, board structure (including board composition), senior management, or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned in the aggregate and by each Reporting Person named herein is based upon 13,908,247 Shares outstanding as of July 29, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2016.

CUSIP NO. 758338107

A.	Mr. Grace

(a)	As of the close of business on October 20, 2016, Mr. Grace directly owned 505,000 Shares.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 505,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 505,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Grace during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Mr. Lozano

(a)	As of the close of business on October 20, 2016, Mr. Lozano directly owned 161,054 Shares.

Percentage: 1.2%

(b)	1. Sole power to vote or direct vote: 161,054
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 161,054
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Lozano during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Mr. McRitchie

(a)	As of the close of business on October 20, 2016, Mr. McRitchie directly owned 22,779 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 22,779
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 22,779
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. McRitchie during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Mr. Spiro

(a)	As of the close of business on October 20, 2016, Mr. Spiro directly owned 97,951 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 97,951
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 97,951
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 758338107

(c)	The transactions in the Shares by Mr. Spiro during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Mr. Tekulsky

(a)	As of the close of business on October 20, 2016, Mr. Tekulsky directly owned 107,500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 107,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 107,500
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Tekulsky has not entered into any transactions in the Shares during the past sixty days.

F.	Mr. Glidden

(a)	As of the close of business on October 20, 2016, Mr. Glidden did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Glidden has not entered into any transactions in the Shares during the past sixty days.

G.	Mr. Hembrock

(a)	As of the close of business on October 20, 2016, Mr. Hembrock did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Hembrock has not entered into any transactions in the Shares during the past sixty days.

As of the close of business on October 20, 2016, the Reporting Persons collectively beneficially owned an aggregate of 894,284 Shares, constituting 6.4% of the Shares outstanding.

CUSIP NO. 758338107

The aggregate amount of Shares beneficially owned by the Reporting Persons constitutes 6.4% of the Issuer’s outstanding Shares. The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 20, 2016, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer and (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the 2016 Annual Meeting.  The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing and Solicitation Agreement by and among Joseph Grace, Edwin R. Lozano, James G. McRitchie, Gary W. Spiro, Mathew D. Tekulsky, Jeffrey T. Glidden and Jeffrey V. Hembrock, dated October 20, 2016.

CUSIP NO. 758338107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2016

/s/ Joseph Grace
Joseph Grace

/s/ Edwin R. Lozano
Edwin R. Lozano

/s/ James G. McRitchie
James G. McRitchie

/s/ Gary W. Spiro
Gary W. Spiro

/s/ Mathew D. Tekulsky
Mathew D. Tekulsky

/s/ Jeffrey T. Glidden
Jeffrey T. Glidden

/s/ Jeffrey V. Hembrock
Jeffrey V. Hembrock

CUSIP NO. 758338107

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

JOSEPH GRACE

5,000	3.6500	09/06/2016

EDWIN R. LOZANO

1,000	3.6090	09/09/2016
100	3.5700	09/09/2016
100	3.5690	09/09/2016
1,700	3.5600	09/09/2016
2,100	3.5540	09/09/2016
600	3.4890	09/09/2016
700	3.4490	09/09/2016
1,700	3.4400	09/09/2016
2,000	3.4390	09/09/2016
600	3.3890	09/12/2016
407	3.3600	09/12/2016
93	3.3500	09/12/2016
2,600	3.3400	09/12/2016
1,300	3.3340	09/12/2016
5,000	3.3590	09/12/2016
5,000	3.1300	09/15/2016
5,000	3.6790	09/29/2016
5,000	3.5313	10/03/2016

GARY W. SPIRO

4,000	4.0700	10/13/2016